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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KOSAN BIOSCIENCES INCORPORATED
(Name of Subject Company (Issuer))

KB ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

50064W107
(CUSIP Number of Class of Securities)

Sandra Leung
Senior Vice President, General
Counsel & Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Susan Webster
Ronald Cami
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$246,148,958	$9,673.65

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 44,754,356 shares of Kosan Biosciences Incorporated common stock (which represents the number of shares, including outstanding, in-the-money options, warrants and restricted stock units, outstanding as of May 27, 2008) by $5.50 per share, which is the offer price.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by .0000393.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,673.65	Filing Party: KB Acquisition Corp. and Bristol-Myers Squibb Company
Form of Registration No.: Schedule TO	Date Filed: May 29, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment") is filed by (i) KB Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("BMS"), and (ii) BMS. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2008 (the "Schedule TO") and relates to the offer (the "Offer") by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Kosan Biosciences Incorporated, a Delaware corporation, at a purchase price of $5.50 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2008 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

        "At 11:59 p.m., New York City time, on Tuesday, June 17, 2008, the waiting period under the Hart-Scott-Rodino ("HSR") Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On June 18, 2008, BMS issued a press release announcing the expiration of the waiting period, a copy of which is filed as Exhibit (a)(5)(D) hereto."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        "(a)(5)(D) Press Release issued by Bristol-Myers Squibb Company on June 18, 2008."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KB ACQUISITION CORP.
By	/s/ Jeremy Levin
	Name:	Jeremy Levin
	Title:	President
	Date:	June 19, 2008
BRISTOL-MYERS SQUIBB COMPANY
By	/s/ James M. Cornelius
	Name:	James M. Cornelius
	Title:	Chairman of the Board and Chief Executive Officer
	Date:	June 19, 2008

Exhibit	Exhibit Name
(a)(5)(D)	Press Release issued by Bristol-Myers Squibb Company on June 18, 2008.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE